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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              ENERGEN CORPORATION
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             (Exact name of registrant as specified in its charter)



             Alabama                                    63-0757759
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(State of incorporation or organization)   (I.R.S. Employer Identification No.)


2101 Sixth Avenue North, Birmingham, Alabama              35203
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 (Address of principal executive offices)               (Zip Code)


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this form relates: NA (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act:

         Title Of Each Class                Name of Each Exchange On Which
         To Be So Registered                Each Class Is To Be Registered
         -------------------                ------------------------------



         Preferred Stock Purchase             New York Stock Exchange, Inc.
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               Rights
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Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                           ----------------------------
                                (Title of Class)
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Item 1.           Description of Securities to be Registered.

                  On June 24, 1998, the Board of Directors of Energen Corporation (the "Company") declared a dividend distribution, effective at the close of business on July 27, 1998, of one Right for each outstanding share of Company Common Stock, which will be distributed to shareholders of record at the close of business on July 27, 1998. Each Right will, when exercisable, entitle the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series 1998 Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a purchase price of $70 per Unit, subject to adjustment (the "Purchase Price"). The terms of the Preferred Stock are such that one Unit is essentially equivalent to one share of Common Stock. Preferred Stock, rather than Common Stock, is used in order to avoid having to reserve a large amount of Common Stock for the Rights. Upon certain events described below, the Rights entitle the holder to receive Common Stock of the Company or securities of an acquiring company. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent.

                  Until the Distribution Date (defined below),

         (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with the Common Stock certificates and no separate Rights Certificates will be distributed,

         (ii) new Common Stock certificates issued after July 27, 1998 will contain a notation incorporating the Rights Agreement by reference, and

         (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                  The Rights will not be exercisable until the Distribution Date and will expire at the close of business on July 27, 2008, unless earlier redeemed by the Company as described below (the "Expiration Date").

                  Unless previously redeemed, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest of

         (i) 10 days following a public announcement that a person (an "Acquiring Person") or any associate or affiliate of an Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock, or

         (ii) promptly after the Board of Directors of the Company shall declare any Person to be an Adverse Person, upon a determination by at least a majority of the Company's independent directors, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that such person, alone or together with its affiliates and associates, has become the Beneficial



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                  Owner of an amount of Common Stock which is substantial
                  (which amount shall in no event be less than 10 % of the shares of Common Stock then outstanding) and that (a) such person's ownership is intended to cause the Company to repurchase the Common Stock owned by such person or to take other action to provide such person with short-term financial gain where the best long-term interests of the Company and its shareholders would not be served by taking such action at that time or (b) such person's ownership may cause a material adverse impact (including by jeopardizing the Company's licenses or authorizations from, or relationships with, state regulators, or impairment of the Company's relationships with customers or its ability to maintain its competitive position) on the business or prospects of the Company to the detriment of the Company's shareholders.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the earlier of the Distribution Date or the Expiration Date will be issued with Rights.

                  Subject to the proviso that Rights are not exercisable following the occurrence of any of these events until such time as the Rights are no longer redeemable by the Company as set forth below, in the event that

         (i) the Board of Directors determines that a 10% or more shareholder is an Adverse Person, or

         (ii) a Person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its shareholders a "Fair Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property, or other securities of the Company or a reduction in the Purchase Price) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or an Adverse Person (or certain transferees of either) will be null and void.

                  The Stock Acquisition Date is the date of public announcement that an Acquiring Person, or any associate or affiliate, has acquired or obtained the right to acquire beneficial ownership of 15 % or more of the outstanding shares of Common Stock. In the event that at any time following the Stock Acquisition Date,

         (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which the Company's Common Stock is changed into or exchanged for stock or other securities of any



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                  other person, cash, or any other property (other than a
                  merger which follows, and is at the same price as, a fair offer), or

         (ii) 50% or more of the Company's assets or earning power of the Company and its subsidiaries taken as a whole is sold or transferred,

each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

                  In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date (unless the ten-day period is extended pursuant to the amendment provisions discussed below), at a price of $.01 per Right (payable in cash, Common Stock, or other consideration deemed appropriate by the Board of Directors). The Company may not redeem the Rights if the Board of Directors has previously declared a person to be an Adverse Person. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces its beneficial ownership to less than 15% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

                  The Board of Directors of the Company may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (excluding Rights held by an Acquiring Person or Adverse Person that have become null and void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend, or similar transaction. Notwithstanding the foregoing, the Board of Directors cannot effect such exchange at any time after any person, together with all affiliates and associates of such person, becomes the beneficial owner of 50% or more of the shares of Common Stock then outstanding. Immediately upon the action of the Board of Directors of the Company ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the exchange ratio described above. The Company will not issue fractions of shares of Common Stock or distribute certificates which evidence fractional shares of Common Stock. In lieu of such fractional shares of Common Stock, the Company will pay to the registered holders of the Right certificates with regard to which such fractional shares of Common Stock would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole share of Common Stock.

                  Other than those provisions relating to the principal economic terms of the Rights (Purchase Price, expiration date, redemption price, exchange ratio), any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or any Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided,



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however, that no amendment to adjust the time period governing redemption or exchange shall be made at such time as the Rights are not redeemable.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                  As of July 9, 1998, there were 29,215,962 shares of Common Stock issued and outstanding and no shares were held in the treasury. As of July 9, 1998, there were 5,452,234 shares of Common Stock reserved for issuance under employee benefit plans and the Company's dividend reinvestment plan. Each outstanding share of Common Stock on July 27, 1998 will receive one Right. As long as the Rights are attached to the Common Stock, the Company will issue one Right for each share of Common Stock issued between the Record Date and the Distribution Date. A total of 750,000 shares of Preferred Stock will be reserved for issuance upon exercise of the Rights.

                  The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors.

                  The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the form of Right Certificate, is attached hereto as Exhibit 1, and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.


Item 2.           Exhibits.

         1. Form of Rights Agreement dated as of July 27, 1998, between the Company and First Chicago Trust Company of New York, which includes as Exhibit B thereto the Form of Rights Certificate.



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                                   SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                          ENERGEN CORPORATION



                                By             /s/ Wm. M. Warren, Jr.
                                  ---------------------------------------------
                                              Name: Wm. M. Warren, Jr.
                                      Title: Chairman of the Board, President,
                                             and Chief Executive Officer


Date: July 10, 1998



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                                 EXHIBIT INDEX


Exhibit No.                        Description                                    Page
-----------                        -----------                                    ----

1.                Form of Rights Agreement, dated as of July 27, 1998              __
                  between the Company and First Chicago Trust Company
                  of New York, which includes as Exhibit B thereto the
                  Form of Rights Certificate.


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